UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(l) or 13(e)(l)
of the Securities Exchange Act of 1934
(Amendment No. 3)

________________________

CALLIDITAS THERAPETUICS ab
(Name of Subject Company (Issuer))

________________________

ASAHI KASEI CORPORATION
(Offeror)

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Common Shares (“Shares”), quota value SEK 0.04 per Share

American Depositary Shares (“ADSs”), each representing two Common Shares, quota value SEK 0.04 per Share
(Title of Class of Securities)

13124Q1061
(CUSIP Number of Class of Securities)

________________________

Shinichiro Haga
Lead Executive Officer and Senior General Manager, Corporate Strategy
1-1-2 Yurakucho, Chiyoda-ku, Tokyo, Japan 100-0006
+81-3-6699-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

________________________

Copies to:

Benet J. O’Reilly, Esq.
Adam J. Brenneman, Esq.
Kimberly R. Spoerri, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule l 4d-l.
☐ issuer tender offer subject to Rule l3e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule l3D under Rule l3d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule l3e-4(i) (Cross-Border Issuer Tender Offer)
☒ Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

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1        No CUSIP number exists for the underlying Common Shares, as the Common Shares are not traded in the United States. The CUSIP number 13124Q106 is only for the American Depositary Shares representing Common Shares.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule TO (as amended August 1, 2024, and August 13, 2024, and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2024, by Asahi Kasei Corporation, a Japanese corporation (“Buyer” or the “Offeror”), in relation to its tender offer to purchase all of the outstanding common shares, quota value SEK 0.04 per share, held by U.S. Persons (the “Shares”) and all of the outstanding American Depositary Shares, each representing two common shares, quota value SEK 0.04 per share, whether or not held by U.S. Persons (the “ADSs” and, together with the Shares, the “Offer Securities”) of Calliditas Therapeutics AB, a company incorporated under the laws of Sweden (“Calliditas” or the “Company”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 18, 2024 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(a), and in the related Letter of Transmittal for ADSs (the “ADS Letter of Transmittal”) and Acceptance Form for Shares (the “Acceptance Form for Shares”, which, together with the Offer to Purchase, the ADS Letter of Transmittal and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “U.S. Offer”), copies of which are attached to the Schedule TO as Exhibit (a)(1)(B) and Exhibit (a)(1)(C), respectively. The U.S. Offer is being made in conjunction with an offer by Buyer in Sweden directed to holders of Shares, but not holders of ADSs (the “Swedish Offer,” and together with the U.S. Offer, the “Offers”).

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The following paragraphs are added thereto:

“The Offers and withdrawal rights expired as scheduled at the Expiration Time (6:00 p.m., Eastern time, on August 30, 2024). The Share Tender Agent has advised Buyer that, as of 6:00 p.m., Eastern time, on August 30, 2024, 42,988,491 Shares have been validly tendered and not properly withdrawn pursuant to the Offers. The ADS Tender Agent has advised Buyer that, as of 6:00 p.m., Eastern time, on August 30, 2024, 1,028,600 ADSs have been validly tendered and not properly withdrawn pursuant to the Offers. These Shares and ADSs collectively represent approximately 83.37% of the outstanding Shares as of such time. Following the announcement of the Offers and as previously disclosed, Buyer has acquired 5,367,206 Shares, corresponding to 9.93% of the outstanding Shares, outside the Offers and outside of the United States at prices not exceeding the price per share of SEK 208. As a result, Buyer will own 48,355,697 Shares and 1,028,600 ADSs, corresponding to a total of 93.30% of the outstanding Shares, upon settlement of the Offers and the Minimum Tender Condition was satisfied as of the Expiration Time. As the Minimum Tender Condition and each of the other Offer Conditions have been satisfied, on September 2, 2024, Buyer accepted for payment all Offer Securities that were validly tendered and not properly withdrawn pursuant to the Offers.

In accordance with Rule 14d-11 promulgated under the Exchange Act, Buyer has commenced a subsequent offering period of the Offer (the “Subsequent U.S. Offering Period”). The Subsequent U.S. Offering Period will expire at 6:00 p.m., Eastern time, on September 13, 2024, unless otherwise extended. All Offer Securities validly tendered during the Subsequent U.S. Offering Period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same U.S. Share Consideration of (i) SEK 208 per Share, paid in Swedish krona, and (ii) SEK 416 per ADS, paid in U.S. Dollars based on the USD/SEK exchange rate published by Sveriges Riksbank on the business day before the date Buyer makes the U.S. Offer Consideration available to the ADS Tender Agent for settlement of the ADSs tendered in the Subsequent U.S. Offering Period, in each case, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. Buyer expects the USD amount to be determined based on the USD/SEK exchange rate published by Sveriges Riksbank on or around September 19, 2024. Payment for the Offer Securities tendered in the Subsequent U.S. Offering Period is expected to occur on or about September 23, 2024. The procedures for accepting the U.S. Offer and tendering Offer Securities during the Subsequent U.S. Offering Period are the same as those applicable to the U.S. Offer as described in the Offer to Purchase, except that Shares and ADSs validly tendered during the Subsequent U.S. Offering Period may not be withdrawn pursuant to Rule 14d-7(a)(2) promulgated under the Exchange Act. The Subsequent U.S. Offering Period is being made in conjunction with a subsequent offering period by Buyer in Sweden of the Swedish Offer, which is directed to holders of Shares, but not holders of ADSs.

Pursuant to a request from the Buyer, the Company has submitted a notice of termination to the ADS depositary, notified Nasdaq of its intention to voluntarily delist the ADSs and filed a Form 25, Notification of Removal from Listing and/or Registration with the SEC, thereby commencing the process of delisting the ADSs from Nasdaq and terminating the ADS program. Provided that the criteria for deregistration are met, the Company also intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing the requisite documentation with the SEC. Following delisting from Nasdaq, the ADSs will not be listed or registered on another national securities exchange. Delisting is likely to reduce significantly the liquidity and marketability of any ADSs of the Company that have not been tendered pursuant to the U.S. Offer or the Subsequent U.S. Offering Period.

On September 2, 2024, Buyer issued a press release announcing the expiration, results and consummation of the Offers. The press release also announced the Subsequent U.S. Offering Period and Buyer’s intention to initiate compulsory redemption proceedings. The press release is attached as Exhibit (a)(5)(R) hereto and incorporated herein by reference. On September 3, 2024, Buyer issued a press release in Japan announcing the expiration, results and consummation of the Offers. The press release also announced the Subsequent U.S. Offering Period and Buyer’s intention to initiate compulsory redemption proceedings. The press release is attached as Exhibit (a)(5)(S) and incorporated herein by reference.”

Item 5.       Past Contacts, Transactions, Negotiations and Agreements.

Item 5(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

“Buyer and the Company have entered into a Long Term Loan Agreement No.1, dated as of September 2, 2024 (the “Long Term Loan Agreement”), pursuant to which Buyer has agreed to lend to the Company the sum of $133 million in accordance with the terms and conditions set forth therein for the purposes of long term funding and financing certain change of control obligations due by the Company pursuant to that certain Credit Agreement, dated as of December 27, 2023, by and among the Company, certain subsidiaries of the Company, Athyrium Opportunities IV Co-Invest 1 LP and the lenders party thereto, as amended. The rate of interest of the loan is 4.69% per annum. The interest payment dates will be March 20 and September 20 in each year and on September 20, 2028, with each interest period being the period commencing on each interest payment date and ending on each subsequent interest payment date, provided that the first interest period commences on September 11, 2024 and ends on March 20, 2025. The Company may prepay the principal of the loan in whole or in part before September 20, 2028, subject to certain conditions as described therein, and Buyer may, upon written notice to the Company, declare the payment of the principal of and any accrued interest in respect of the loan to be due upon the occurrence of certain events as further described therein.”

Item 12.     Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(R)	Press release dated September 2, 2024.*
(a)(5)(S)	English version of press release dated September 3, 2024.*

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*        Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2024

Asahi Kasei Corporation
By:	/s/ Shinichiro Haga
Name:	Shinichiro Haga
Title:	Attorney-in-Fact pursuant to Power of Attorney attached to the Schedule TO

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